

December 11, 2019

Katherine A. Corey, Esq.
Aberdeen Standard Investments Inc.
1900 Market Street, Suite 200
Philadelphia, PA 19103

>   Re: **Aberdeen Standard Global Infrastructure Public Private Income Fund**
>   File Nos. 333-234722 and 811-23490

Dear Ms. Corey:

On November 15, 2019, you filed a registration statement on Form N-2 for Aberdeen Standard Global Infrastructure Public Private Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS

Cover page

1. The second sentence under "Investment Objective" states that the Fund's investment objective is to seek to provide a high level of total return with an emphasis on current distributions. Because the Fund's name includes the word "income" and as "distributions" can include items that are not income (*e.g.*, returns of capital), please revise the investment objective to emphasize the achievement of current income. *See* Frequently Asked Questions about Rule 35d-1, Question 9.

2. The second sentence under "Investment Strategies" states that, under normal conditions, at least 80% of the Fund's net assets (plus the amount of any borrowings for investment purposes) will be invested in U.S. and non-U.S. infrastructure-related issuers. Please revise this 80% investment policy to also reflect the type of investments suggested by the words "Public" and "Private" in the Fund's name. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act"). Also, please explain to us how it is appropriate to include the word "Private" in the Fund's name at launch when, as disclosed on page 7, the Fund expects to fully invest the net proceeds of the offering in an initial portfolio of primarily publicly listed investments within one month after the closing but will only reinvest some

portion of this initial portfolio into Private Infrastructure Opportunities over a period of 24 months after the closing of the offering.

3. The second bullet point in the third to last paragraph under "Investment Strategies" describes "Private/Direct Infrastructure Investments". The last sentence of this bullet point states that the Fund currently intends to invest up to 25% of its total assets in Private Infrastructure Opportunities. Inasmuch as the Fund's name includes the words "Public" and "Private", please disclose the minimum amount of the Fund's assets that will be invested, under normal circumstances, in each of public infrastructure investments and Private Infrastructure Opportunities. We may have more comments after reviewing your response.

4. The first sentence of the third paragraph under "Term" states that the amount paid to participating common shareholders upon completion of an Eligible Tender Offer will be based upon the Fund's net asset value at such time. The third sentence of this paragraph states that, given the nature of certain of the Fund's investments, the amount actually paid upon completion of an Eligible Tender Offer may be less than the Fund's net asset value per share on the expiration date of the Eligible Tender Offer. As this disclosure indicates that the Fund contemplates that it may not be able to pay an amount equal to the Fund's net asset value on the expiration date of the Eligible Tender Offer, please explain to us how the Fund will comply with the requirement to disclose the "type and *amount of consideration* offered to security holders [emphasis added]". *See* Item 1004(a)(1)(ii) of Regulation M-A under the Securities Exchange Act of 1934 ("1934 Act") and Item 4 of Schedule TO under the 1934 Act. Please also explain to us how the Fund will pay the consideration for the tendered shares "promptly", as required by Rule 13e-4(f)(5) under the 1934 Act (which requires the issuer making the tender offer to pay the consideration offered promptly after the termination of the tender offer).

5. The first sentence under "Leverage" states that the issuance of debt securities, among other things, represents the leveraging of the Fund's common shares. Please confirm that the fee table will reflect the issuance costs of debt securities. Alternatively, please disclose that the Fund has no current intent to issue debt securities (*i.e.*, that the Fund will not issue debt securities within one year of the effective date of its registration statement).

6. The second sentence of the last paragraph under "Important Note" indicates that a shareholder can inform the fund or the financial intermediary that he or she wishes to continue receiving paper copies of shareholder reports "by following the instructions included with this disclosure". Please clarify to which instructions this phrase refers.

Prospectus Summary — Investment Strategies and Policies (pages 2 - 4)

7. On page 3, the last two sentences in the bulleted item "Private/Direct Infrastructure Investments" indicate that the Fund may invest up to 25% of its total assets, measured at the time of investment, in Private Infrastructure Opportunities and certain Private Infrastructure

Opportunities may be issued by sponsor vehicles structured as funds that would be investment companies but for the provisions of Sections 3(c)(1) and 3(c)(7) of the 1940 Act. Please tell us what types of funds these sponsor vehicles include (*e.g.*, private equity funds, hedge funds). Please explain to us why it is appropriate for the Fund to be able to invest up to 25% of its total assets in Private Infrastructure Opportunities that are not typically available to retail investors. *See Concept Release on Harmonization of Securities Offering Exemptions*, Investment Company Act Release No. 33512 (June 18, 2019) at pages 186-187. Please also tell us how many funds that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that the Fund would typically invest in and whether there is a minimum number of such funds in which the Fund would invest. We may have more comments after reviewing your response.

8. On page 3, the third paragraph states that the Fund may use derivative instruments. Please disclose that the Fund will value derivatives based on market value or fair value for purposes of the Fund's 80% investment policy. *See* Rule 35d-1(a)(2)(i) under the 1940 Act.

Prospectus Summary — Term (pages 4 - 7)

9. The second sentence on page 5 states that it is anticipated that shareholders who properly tender common shares in the Eligible Tender Offer will receive a purchase price equal to the net asset value per share as of a date following the expiration date of the Eligible Tender Offer and prior to the payment date. Please disclose with greater specificity the date as of which the Fund's net assets would be valued for purposes of determining the purchase price shareholders will receive in an Eligible Tender Offer.

10. The last full sentence on page 6 states that the Fund may transfer unsold investments to a liquidating trust. Please disclose whether such liquidating trust would continue to be a registered investment company under the 1940 Act. We may have more comments after reviewing your response.

Prospectus Summary — Use of Proceeds (page 7)

11. This section indicates that the Fund has a transition plan to fully invest the net proceeds of the offering in an initial portfolio of primarily publicly listed investments within one month after the closing of the offering and that the Fund will seek to reinvest a portion of this initial portfolio into Private Infrastructure Opportunities over a period of 24 months after the closing of the offering. In addition, on page 18, the third sentence under "Portfolio Turnover" states that the Fund's portfolio turnover is expected to be higher during the initial 12-24 months following the closing of the offering as the Fund transitions a portion of its publicly traded securities portfolio to Private Infrastructure Opportunities. Please also disclose the transition plan and expected higher portfolio turnover rate in "Investment Strategies and Policies" in the Prospectus Summary.

Summary of Fund Expenses (pages 12 - 13)

12. Footnote 7 describes a contractual agreement to limit Fund expenses. Please confirm that this agreement will be filed as an exhibit to the registration statement.

Investment Objective and Principal Investment Strategies — Investment Strategies and Policies (pages 14 - 16)

13. The last full paragraph on page 15 describes how the Global Equity team selects public infrastructure investments. In the next paragraph, please disclose how the Real Assets team selects Private Infrastructure Opportunities.

Investment Objective and Principal Investment Strategies — Investment Securities — *Temporary Investments and Defensive Investments* (pages 17 - 18)

14. The first sentence of the second paragraph of this section states that, under adverse market or economic conditions, the Fund may invest up to 100% of its total assets in these securities. The last sentence of this section states that to the extent that the Fund invests in these securities on a temporary basis or for defensive purposes, it may not achieve its investment objective. Please revise each of these sentences, and the heading of this section, to indicate that defensive investing must be temporary (*e.g.*, "or for *temporary* defensive purposes").

Risk Factors (pages 19 - 30)

15. Please revise disclosure of the Fund's risk factors to distinguish between principal risks and non-principal risks. *See* Item 8.3.a. of Form N-2.

Risk Factors — Investment Risks — Infrastructure-Related Investment Risk (pages 22 - 24)

16. On page 23, the first italicized sub-heading is titled "Through-put risk". Please revise this sub-heading in plain English. *See* Rule 421 under the Securities Act of 1933 ("1933 Act").

Management of the Fund — Portfolio Managers (pages 33 - 34)

17. The second sentence under the sub-heading "Global Equity Team" states that the "Team" is jointly and primarily responsible for the day-to-day management of the Fund, followed by a list of those members having the most significant responsibility for the day-to-day management of the Fund. As the list includes members of both the Global Equity Team and the Real Assets Team, please clarify who is jointly and primarily responsible for the day-to-day management of the Fund.

Determination of Net Asset Value (pages 35 - 36)

18. The last paragraph of this section states that, in the event a security's market quotations are not readily available or are deemed unreliable, the security is valued at fair value as determined by the Fund's Pricing Committee, taking into account relevant factors and surrounding circumstances. As a significant portion of the Fund's portfolio is expected to be

invested in Private Infrastructure Opportunities, please provide a more detailed description of how these investments will be, if necessary, fair valued.

Dividend Reinvestment Plan (pages 38 - 39)

19. On page 39, the third and fourth sentences state that each participant will pay a per share fee of $0.02 incurred with respect to the Plan Agent's open market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant and that per share fees include any applicable brokerage charges. On page 39, the first full paragraph also describes a $10 and $0.12 per share charge for sales of shares through the Plan. Please disclose these fees in the Dividend Reinvestment Plan Fees line item in the fee table, to the extent required. *See* Instruction 4 to Item 3.1 of Form N-2. Also, as the $0.02 per share fee appears to apply to voluntary cash payments, please revise the line item in the fee table to reflect this (*e.g.*, "Dividend Reinvestment and Cash Purchase Plan Fees"). *See* Item 3.1. of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations — Fundamental Investment Limitations (page 1)

20. Fundamental investment limitation no. 4 states that the Fund will concentrate its investments in infrastructure-related issuers. The Prospectus (on page 2) indicates that infrastructure assets include a wide variety of sectors (*e.g.*, transportation, utility, communication, energy infrastructure). Please clarify with more specificity the circumstances under which the Fund intends to concentrate in issuers of any one of these sectors included in infrastructure assets. If the Fund intends to retain discretion over whether or not to concentrate in any one of these sectors, please clarify supplementally why the primary economic characteristics of the sectors are not materially different from each other.

Management of the Fund — Investment Adviser and Subadviser (pages 30 - 32)

21. On page 31, the second sentence of the last paragraph states that the subadvisory fee payable to the Subadviser will be paid by the Adviser out of the investment advisory fees it receives from the Fund. Please disclose the percentage amount payable to the Subadviser. *See* Item 20.1.c. of Form N-2.

GENERAL COMMENTS

22. We note that many portions of your filing are incomplete or to be updated by amendment (*e.g.*, fee table, information regarding directors, financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities

Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

24. Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund's offering.

25. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

26. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

        In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

        If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

                                        Sincerely,

                                        /s/ Anu Dubey

                                        Anu Dubey
                                        Senior Counsel

cc: Michael Spratt
        Michael Shaffer